Exhibit 23.1

Consent of Independent Auditors

        We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4 No. 33-00000) and related Prospectus of Tyson Foods, Inc. for the registration of $500 million 6.625% Notes due 2004, $750 million 7.250% Notes due 2006 and $1 billion 8.250% Notes due 2011 and to the incorporation by reference therein of our report dated November 12, 2001, with respect to the consolidated financial statements of Tyson Foods, Inc. incorporated by reference in its Annual Report on Form 10-K for the year ended September 29, 2001, and the related financial statement schedule included therein, filed with the Securities and Exchange Commission.

                                                                                             /s/ Ernst & Young LLP

Little Rock, Arkansas
January 17, 2002